                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                            AETERNA LABORATORIES INC.
                           ---------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F                Form 40-F  X
                            -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes                       No  X
                            -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Documents index
---------------

1.   AEterna's Interim Report 2002 - Third Quarter (Q3)

Dear shareholders,



The quarter was marked by the signing of an agreement with Australian multinational Mayne Group for the eventual commercialization of Neovastat(R) in Australia, New-Zealand, Canada and Mexico. Furthermore, consolidated revenues of our subsidiary Atrium increased by 35% while net earnings increased by 37% compared to the same period last year. This sustained growth is due to the successful integration of Unipex into Atrium during the last year and by the quality of its products and business network which enabled it to gain additional market share.


Hence, AEterna and Atrium met our growth strategy goals for this quarter and are well positioned to pursue expansion based on both internal growth and acquisitions.

Finally, with $88 million in net cash, we are in a solid financial position to ensure Neovastat's development over the next few years.


MILESTONES

ATRIUM SALES FOR THIS QUARTER UP 35% AND NET EARNINGS UP 37% / Revenues increased by 35% for the third quarter reaching $24.4 million compared to $18.1 million a year ago. Consolidated net earnings reached $1.61 million compared to $1.17 million for the same period last year, a 37% increase.

STRATEGIC ALLIANCES / The signing of a strategic alliance with Australian multinational Mayne Group allows AEterna to extend its coverage to 45% of the worldwide oncology market and reach the $50 million mark in milestone payments. Furthermore, the Radiation Therapy Oncology Group (RTOG) joined the Community Clinical Oncology Program (CCOP) sites sponsored by the National Cancer Institute (NCI) for patient enrollment and conduct of the Neovastat Phase III clinical trial in non-small cell lung cancer.

APPOINTMENTS / Claude Cardinal was appointed Vice President to AEterna, Technical Operations. He is responsible for activities related to the technical development and manufacture of drugs according to pharmaceutical industry standards. He has more than 25 years of experience in management and manufacturing according to pharmaceutical standards.

Yves Milord, President and COO of SGF Soquia, was appointed to Atrium's Board of Directors. Mr. Milord has more than 25 years experience in business management and development. He occupied key management positions notably as Executive Vice President at Metro-Richelieu and as Vice President and General Manager of Provigo

SCIENTIFIC ARTICLES / Results of a Phase II study in kidney cancer with Neovastat were published in the European scientific review ANNALS OF ONCOLOGY (Batist G., Champagne P., Croteau D., Levinton C., Hariton C., Escudier B. and Dupont E. ANN ONCOL 13 (8) :1259-63, 2002). Also, an article on Neovastat's capacity to induce apoptosis of endothelial cells was published in MOLECULAR CANCER THERAPEUTICS (Boivin D., Gendron S., Beaulieu E., Gingras D., Beliveau R. MOL CANCER THERAP 1: 795-802, 2002). Finally, results of a Phase I/II study with Neovastat in plaque psoriasis were published in the JOURNAL OF AMERICAN ACADEMY OF DERMATOLOGY (Daniel N.

Sauder, Joel DeKoven, Pierre Champagne, Daniel Croteau and Eric Dupont. J AM ACAD DERMATOL 2002; 47:535-41).


OUTLOOK

What we have achieved during these past few months allows us to accelerate Neovastat's development with our strategic partners and to complete the Phase III trial in kidney cancer. Conclusive results of this trial could enable us to become the first company to bring an angiogenesis inhibitor to the market in cancer. We are also pursuing efforts with respect to our program of acquiring new technologies in cancer treatment.



Eric Dupont, PhD
Chairman of the Board and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following analysis explains the variations in the Company's results of operations, financial condition and cash flow. This discussion should be read in conjunction with the information contained in AEterna Laboratories Inc.'s interim consolidated financial statements and related notes for the nine-month period ended September 30, 2002 and 2001. Furthermore, it provides an update of the Management's discussion and analysis of financial condition included in the 2001 annual report. All figures are in Canadian dollars.

RESULTS OF OPERATIONS

REVENUES

Company revenues are generated by the subsidiary Atrium Biotechnologies Inc. (Atrium) whose consolidated sales reached $24.4 million during this quarter, compared to $18.1 million for the corresponding quarter last year. For the nine-month period ended September 30, 2002, the consolidated revenues were $73.2 million compared to $23.6 million in 2001. The increase for the quarter can be attributed to the successful integration of Unipex during the last year and to the development of our business network which enabled the Company to gain additional market share. For the nine-month period, the increase is mainly due to sales generated by Unipex Finance S.A. (Unipex), a French company acquired by Atrium in July 2001.

OPERATING EXPENSES

The cost of sales during this quarter amounted to $18.9 million compared to $13.7 million for the same quarter in 2001. For the nine-month period ended September 30, 2002, the cost of sales has gone up from $14.6 million to $56.4 million.These costs are in direct proportion to corresponding revenues and the percentage of these costs against revenues has not varied significantly during the quarter, while the variation for the nine-month period results from the acquisition of Unipex.

Selling and administrative expenses amounted to $2.4 million during this quarter compared to $2.0 million in 2001. Regarding the nine-month period, selling and administrative expenses were $7.1 million compared to $3.7 million in 2001. The acquisition of Unipex explains these variations for the nine-month period compared to last year.

R&D investments amounted to $8.3 million during this quarter in comparison with $7.2 million last year. For the nine-month period ended September 30, 2002, R&D investments reached $23.4 million in comparison to $21 million in 2001. This increase can be attributed to the costs related to the follow-up of patients enrolled in our Phase III clinical studies and also to the costs incurred for the preparation of Neovastat's Basic International Registration dossier.

R&D tax credits and grants reached $0.3 million for this quarter compared with $0.8 million in 2001. The decrease in the eligible expenses of current grant programs explains this situation. As of September 30, 2002, R&D tax credits and grants totalled $1.4 million compared to $5.4 million for the same period last year.

Interest income was $1 million for the three-month period ended September 30, 2002 in comparison with $0.6 million for the same period last year. For the cumulative nine-month period, interest income reached $2.4 million, compared to $2.7 million for the same period in 2001. Interest income for this quarter was higher compared to last year, due to increased short term investments following the $57 million private placement in April 2002.

The income tax expense for this first quarter as well as for the nine-month period of 2002 comes from Atrium and its subsidiaries while in 2001, the income tax expense was due only to the Unipex subsidiary.

The loss before the gain on dilution for this third quarter amounted to $6.7 million or 16 cents per share compared to a loss before the gain on dilution of $5 million or 16 cents per share for the same quarter in 2001.
For the nine-month period ended September 30, 2002, the loss before the gain on dilution increased by $7.3 million, from $10.9 million to $18.2 million. The increase of the loss before the gain on dilution for this quarter as well as for the nine-month period, is mainly due to larger investments in R&D net of grants.


LIQUIDITY AND CAPITAL RESOURCES

The cash position of the Company as at September 30, 2002 remains strong with $88.7 million in cash and short-term investments compared with $54.1 million as at December 31, 2001. The private placement of $57 million concluded in the second quarter strengthened the Company's growth strategy.

During this nine-month period, an amount of $16.8 million was used in operating activities while $56.5 million was provided through financing activities, mainly by the private placement. Regarding investment activities, capital and intangible assets were acquired for an amount of $4.5 million, of which $3.2 million were used for production line scale-up in preparing for production at an eventual commercial level. Furthermore, $1.3 million was used for an acquisition of a company.

RISK FACTORS

Economic and sector related risks are the same as those identified in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's 2001 Annual Report.


Dennis Turpin, CA
Vice President and Chief Financial Officer

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

AETERNA LABORATORIES INC.

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

                                                            AS AT                     AS AT
                                                         SEPTEMBER 30,              DECEMBER 31,
                                                             2002                      2001
-------------------------------------------------------------------------------------------------
                                                         (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                               $ 27,298,842               $11,993,502
Short-term investments                                    61,389,725                42,070,976
Accounts receivable                                       30,478,574                23,361,630
Income taxes recoverable                                           -                   154,684
Research and development tax credits recoverable           2,313,894                 1,295,000
Inventory                                                  9,893,456                 8,303,697
Prepaid expenses                                           1,416,036                 1,161,587
-------------------------------------------------------------------------------------------------
                                                         132,790,527                88,341,076
PROPERTY, PLANT AND EQUIPMENT                             18,138,117                15,403,984

INTANGIBLE ASSETS AND GOODWILL                            27,015,275                24,252,487

FUTURE INCOME TAX ASSETS                                   5,044,481                 6,354,170
-------------------------------------------------------------------------------------------------
                                                        $182,988,400              $134,351,717
=================================================================================================

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                $ 26,895,782              $ 23,429,717
Income taxes                                                 654,136                         -
Current portion of long-term debt                          3,383,460                 3,447,688
-------------------------------------------------------------------------------------------------
                                                          30,933,378                26,877,405

LONG-TERM DEBT                                            12,006,942                10,400,969
EMPLOYEE FUTURE BENEFITS                                     147,170                   115,952
NON-CONTROLLING INTEREST                                  23,244,534                18,338,602
-------------------------------------------------------------------------------------------------
                                                          66,332,024                55,732,928
-------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                            152,137,202                97,513,214
CONTRIBUTED SURPLUS                                          853,699                         -
DEFICIT                                                  (36,854,674)              (19,082,451)
CUMULATIVE TRANSLATION ADJUSTMENT                            520,149                   188,026
-------------------------------------------------------------------------------------------------
                                                         116,656,376                78,618,789
-------------------------------------------------------------------------------------------------
                                                        $182,988,400              $134,351,717
=================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(expressed in Canadian dollars)


                                                 QUARTERS ENDED SEPTEMBER 30,         NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                          2002               2001                2002               2001
---------------------------------------------------------------------------------------------------------------------
Revenues                                        $24,406,745       $18,138,184         $ 73,195,628       $ 23,573,087
---------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                    18,863,694        13,744,882           56,349,540         14,600,148
Selling and administrative                        2,434,107         2,006,643            7,107,734          3,701,301
Research and development costs                    8,311,970         7,157,309           23,443,772         21,047,208
Research and development tax credits and grants    (320,150)         (788,827)          (1,420,286)        (5,359,387)
Depreciation and amortization
     Property, plant and equipment                  535,739           356,113            1,364,924            953,826
     Intangible assets and goodwill                 110,142           116,857              313,781            281,225
---------------------------------------------------------------------------------------------------------------------
                                                 29,935,502        22,592,977           87,159,465         35,224,321
OPERATING LOSS                                   (5,528,757)       (4,454,793)         (13,963,837)       (11,651,234)

INTEREST INCOME                                   1,020,716           640,758            2,345,291          2,696,919
INTEREST EXPENSE                                   (322,393)         (162,051)            (841,418)          (598,884)
---------------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                  (4,830,434)       (3,976,086)         (12,459,964)        (9,553,199)

INCOME TAX EXPENSE                                 (947,858)         (281,837)          (3,086,171)          (281,837)
GAIN ON DILUTION                                    424,751                 -              424,751         10,223,567
NON-CONTROLLING INTEREST                           (868,540)         (750,535)          (2,650,839)        (1,100,768)
---------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                         $(6,222,081)      $(5,008,458)        $(17,772,223)         $(712,237)
=====================================================================================================================
BASIC AND DILUTED NET LOSS PER SHARE            $     (0.15)      $     (0.16)        $      (0.46)         $   (0.02)
=====================================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    40,452,019        30,978,986           38,552,019         30,454,781
=====================================================================================================================


CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(expressed in Canadian dollars)


                                          NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                  2002                     2001
------------------------------------------------------------------------------

BALANCE - BEGINNING OF PERIOD             $19,082,451              $15,613,749
Net loss for the period                    17,772,223                  712,237
------------------------------------------------------------------------------
BALANCE - END OF PERIOD                   $36,854,674              $16,325,986
==============================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(expressed in Canadian dollars)

                                                        QUARTERS ENDED SEPTEMBER 30,         NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                  2002               2001                2002               2001
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                                $ (6,222,081)      $ (5,008,458)      $(17,772,223)       $   (712,237)
Items not affecting cash and cash equivalents
     Depreciation and amortization                          645,881            472,970          1,678,705           1,235,051
     Interest expense                                             -                                     -             436,833
     Future income taxes                                    139,164            (99,810)         1,312,837            (305,347)
     Employee future benefits                                   505                  -             17,757                   -
     Gain on dilution                                      (424,751)                 -           (424,751)        (10,223,567)
     Non-controlling interest                               868,540            750,535          2,650,839           1,100,768
     Stock-based compensation                                     -                  -             53,516                   -
Change in non-cash operating working capital items
     Accounts receivable                                    407,417          2,805,942         (3,868,674)            821,896
     Income taxes recoverable                               294,076                  -            199,157                   -
     Research and development tax credits recoverable      (300,000)          (322,500)        (1,000,000)         (1,182,392)
     Inventory                                           (1,395,805)         1,926,211           (795,144)          1,632,738
     Prepaid expenses                                       306,982            124,940           (236,590)           (389,023)
     Accounts payable and accrued liabilities             1,029,509         (4,252,837)           854,235          (4,156,408)
     Income taxes                                           285,609             15,462            580,271            (588,665)
------------------------------------------------------------------------------------------------------------------------------
                                                         (4,364,954)        (3,587,545)       (16,750,065)        (12,330,353)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of long-term debt                                 (46,381)           (95,000)          (942,331)           (313,953)
Issuance of warrants                                              -                  -            746,667                   -
Issuance of share capital, net of related expenses         (186,464)        14,252,121         54,677,504          15,459,934
Issuance of share capital by the subsidiary               2,000,004                  -          2,000,004                   -
------------------------------------------------------------------------------------------------------------------------------
                                                          1,767,159         14,157,121         56,481,844          15,145,981
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Change in short-term investments                         (6,816,990)         4,209,564        (19,318,749)         29,840,064
Purchase of shares of subsidiary less cash acquired         (31,171)       (13,474,739)        (1,347,567)        (13,474,739)
Purchase of a product line                                  (26,490)                 -           (212,134)                  -
Purchase of property, plant and equipment                (1,082,412)           (88,371)        (3,978,245)           (386,599)
Additions to intangible assets and goodwill                (138,943)          (151,480)          (267,645)           (281,556)
------------------------------------------------------------------------------------------------------------------------------
                                                         (8,096,006)        (9,505,026)       (25,124,340)         15,697,170
------------------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                 (10,693,801)         1,064,550         14,607,439          18,512,798

EFFECT OF EXCHANGE RATE CHANGES ON CASH
    AND CASH EQUIVALENTS                                    398,148            931,550            697,901             931,550

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD          37,594,495         24,708,830         11,993,502           7,260,582
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD              $ 27,298,842       $ 26,704,930       $ 27,298,842        $ 26,704,930
==============================================================================================================================

ADDITIONAL INFORMATION
Interest paid                                          $     56,232       $     86,419       $    159,675        $     86,419
==============================================================================================================================
Income taxes paid                                      $  1,043,311       $    413,794       $  1,291,878        $  1,136,294
==============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(expressed in Canadian dollars)

UNAUDITED
-------------------------------------------------------------------------------

1  BASIS OF PRESENTATION

These interim financial statements as at September 30, 2002 and for the periods ended September 30, 2001 and 2002, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2  NEW ACCOUNTING STANDARDS

The Company adopted on January 1st, 2002, section 3062 issued by the CICA "Goodwill and Other Intangible Assets". This section broadens criteria for recording intangible assets separately from goodwill. Section 3062 requires the use of a non- amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed annually for impairment, and writedowns are charged to earnings in the period in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The amortization of the goodwill for the nine months ended September 30, 2001 amounted to approximately $ 66,000.

The Company also adopted on January 1st, 2002, section 3870 issued by the CICA "Stock-Based Compensation and Other Stock-Based Payments". The new section applies to awards granted on or after the date of adoption, and requires that stock-based payment to non-employees be accounted for using a fair value-based method. For awards to employees, the CICA recommends their accounting using a fair value-based method without rendering it mandatory. The Company not having adopted this method is nevertheless required to make pro-forma disclosures of net earnings (loss), basic net earnings (loss) per share and diluted net earnings (loss) per share as if the fair value based method of accounting had been applied. The adoption of this standard does not have a significant impact on the Company's financial statements and that is why the pro-forma information is not provided.

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(expressed in Canadian dollars)

UNAUDITED
-------------------------------------------------------------------------------

3  ACQUISITION OF A COMPANY

On May 1st, 2002, Unipex Finance S.A., a subsidiary of Atrium Biotechnologies Inc., acquired 100 % of the issued and outstanding common shares of ADF Chimie S.A. for a total consideration of $2,986,493. ADF Chimie S.A. is a distributor of active and specialty ingredients for the cosmetics industry. The results of operations have been consolidated from the date of acquisition and the fair value of net assets is as follows:

Current assets                                         $  1,880,533
Property, plant and equipment                                 7,139
Current liabilities                                        (665,172)
-------------------------------------------------------------------
Net identifiable assets                                   1,222,500
Goodwill                                                  1,763,993
-------------------------------------------------------------------
Purchase price                                            2,986,493
Less: Cash and cash equivalents acquired                   (548,106)
      Balance of purchase price                          (1,121,991)
-------------------------------------------------------------------
Cash paid                                              $  1,316,396
===================================================================

The goodwill is not deductible for income tax purposes over the following years.

4  SEGMENT INFORMATION

The Company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

                                                        QUARTERS ENDED SEPTEMBER 30,         NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                  2002               2001                2002               2001
------------------------------------------------------------------------------------------------------------------------------
REVENUES

Cosmetics and nutrition                                 $ 3,127,871       $ 2,583,644         $  9,283,436       $ 8,018,547
Distribution                                             21,333,640        15,734,809           64,039,065        15,734,809
Biopharmaceutical                                                 -                 -                    -                 -
Consolidated adjustments                                    (54,766)         (180,269)            (126,873)         (180,269)
------------------------------------------------------------------------------------------------------------------------------
                                                        $24,406,745       $18,138,184         $ 73,195,628       $23,573,087
==============================================================================================================================

NET EARNINGS (LOSS) FOR THE PERIOD
Cosmetics and nutrition                                 $   631,076       $   705,059         $  2,012,942       $ 3,257,137
Distribution                                                382,829           214,704            1,172,006           214,704
Biopharmaceutical                                        (7,230,300)       (5,928,221)         (20,978,596)       (4,184,078)
Consolidated adjustments                                     (5,686)                -               21,425                 -
------------------------------------------------------------------------------------------------------------------------------
                                                        $(6,222,081)      $(5,008,458)        $(17,772,223)      $  (712,237)
==============================================================================================================================

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AETERNA LABORATORIES INC.


Date: November 20, 2002                 By: /s/ Claude Vadboncoeur
     ------------------                     ----------------------------------
                                            Claude Vadboncoeur
                                            Vice President, Legal Affairs and
                                            Corporate Secretary